UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d)of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **April 28, 2011**

First Financial Holdings, Inc.

(Exact name of registrant as specified in charter)

Delaware	**0-17122**	**57-0866076**
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer I.D. number

2440 Mall Drive, Charleston, South Carolina 29406

(Address of principal executive offices)

Registrant's telephone number (including area code): **(843) 529-5933**

Not applicable

(Former name or former address, if changed since last report)

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4c under the Exchange Act (17 CFR 240.13e-4(c))

Section 2 -- Financial Information

Item 2.02 Results of Operations and Financial Condition

On April 28, 2011 First Financial Holdings, Inc. announced Second Quarter Fiscal Year 2011 results and quarterly dividend payment. For more information regarding this matter, see the press release attached hereto as Exhibit 99.1.

Section 9 -- Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit (99.1). Press release dated April 28, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC

/s/ Blaise B. Bettendorf
Blaise B. Bettendorf
Executive Vice President
and Chief Financial Officer

Date: April 28, 2011

EXHIBIT INDEX

Exhibit Number	Description
99.1	First Financial Holdings, Inc. Second Quarter Fiscal Year 2011 results and quarterly dividend payment.

Exhibit 99.1

FIRST FINANCIAL HOLDINGS, INC.

Contact:
Dorothy B. Wright
Senior Vice President - Investor Relations
and Corporate Secretary
(843) 529-5931 or (843) 729-7005
dwright@firstfinancialholdings.com

FIRST FINANCIAL HOLDINGS, INC. ANNOUNCES SECOND QUARTER FISCAL 2011 RESULTS AND DECLARES QUARTERLY CASH DIVIDEND

CHARLESTON, SOUTH CAROLINA, April 28, 2011 – First Financial Holdings, Inc. (NASDAQ: FFCH) ("First Financial"), the holding company for First Federal Savings and Loan Association of Charleston ("First Federal"), today announced a net loss of $(430) thousand for the second fiscal quarter or three months ended March 31, 2011, compared with net income of $1.2 million for the three months ended December 31, 2010 and a net loss of $(19.1) million for the three months ended March 31, 2010. After the effect of the preferred stock dividend and related accretion, First Financial reported a net loss available to common shareholders of $(1.4) million for the three months ended March 31, 2011, compared with net income (loss) available to common shareholders of $210 thousand and $(20.0) million for the three months ended December 31, 2010 and March 31, 2010, respectively. Diluted net loss per common share was $(0.08) for the current quarter, compared with diluted net income (loss) per common share of $0.01 for the prior quarter and $(1.21) for the same quarter last year.

For the six months ended March 31, 2011, First Financial recorded net income of $737 thousand, compared with a net loss of $(23.6) million for the same period of fiscal 2010. After the effect of the preferred stock dividend and related accretion, the net loss available to common shareholders was $(1.2) million for the six months ended March 31, 2011, compared with $(25.5) million for the same period of fiscal 2010. Diluted net loss per common share was $(0.07) compared with $(1.54) for the same period of fiscal 2010.

"We are pleased to see some stabilization in our credit quality metrics. Our delinquent loans, criticized, and classified loan levels all declined from the prior quarter and our nonperforming loan levels are relatively unchanged," commented R. Wayne Hall, president and chief executive officer. "First Federal continues to be well-capitalized with an increase in the total risk-based capital ratio over the prior quarter. While First Financial is not currently subject to risk-based capital calculations at the holding company level, on a pro-forma basis, combined total risk-based capital is in excess of 14% at March 31, 2011."

Second Quarter Fiscal 2011 Highlights:

- Net interest margin remained strong for the current quarter at 3.83%, unchanged from the prior quarter ended December 31, 2010.

- Total loans at March 31, 2011 were $2.6 billion, essentially unchanged from December 31, 2010. Core deposits totaled $1.2 billion at March 31, 2011, an increase of $61.8 million or 5.6% over December 31, 2010. Time deposits at March 31, 2011 totaled $1.2 billion, a decrease of $126.6 million or 9.7% from December 31, 2010.

- The allowance for loan losses totaled $85.1 million at March 31, 2011 or 3.33% of total loans, compared with $88.3 million or 3.42% of total loans at December 31, 2010. The provision for loan losses for the current quarter totaled $12.7 million, an increase of $2.2 million or 20.9% over the linked quarter. Net charge-offs totaled $15.9 million for the current quarter, an increase of $6.9 million over the linked quarter. Several of the large loans charged-off during the current quarter were considered impaired loans at December 31, 2010 and carried a specific allowance.

- Delinquent loans totaled $26.5 million at March 31, 2011 or 1.04% of total loans, compared with $37.2 million or 1.44% of total loans at December 31, 2010. Nonperforming loans at March 31, 2011 totaled $156.3 million or 6.10% of total loans, essentially unchanged from December 31, 2010. Criticized and classified totaled $329.8 million at March 31, 2011, a decrease of $6.2 million or 1.8% from December 31, 2010.

Balance Sheet

Total assets at March 31, 2011 were $3.3 billion, essentially unchanged from December 31, 2010 and a decrease of $78.9 million or 2.3% from March 31, 2010. While total assets were essentially unchanged from December 31, 2010, increases in cash and cash equivalents, investment securities, and other assets were substantially offset by decreases in the loan portfolios, loans held for sale, and the Federal Deposit Insurance Corporation ("FDIC") indemnification asset. The decline in total assets from March 31, 2010 was primarily the result of decreases in the investment securities and loan portfolios, partially offset by increases in cash and cash equivalents, loans held for sale and other assets.

Cash and cash equivalents totaled $68.3 million at March 31, 2011, an increase of $11.9 million or 21.0% over December 31, 2010 and an increase of $6.2 million or 10.0% over March 31, 2010. The increases were the result of normal fluctuations in transaction accounts and a higher volume of cash items in process on the last business day of the quarter.

Investment securities at March 31, 2011 were $446.5 million, an increase of $11.0 million or 2.5% over December 31, 2010 and a decrease of $68.6 million or 13.3% from March 31, 2010. The increase over the prior quarter was primarily the result of purchasing new investment securities, partially offset by normal cash flows and prepayments received during the quarter. The decline from the prior year period was primarily the result of prepayment levels on higher yielding securities and the challenge in finding replacement securities with acceptable risk profiles, maturities, and yields during the last twelve months. As a result, the cash flows from maturities and prepayments were used to fund maturing deposits and paydown advances from the Federal Home Loan Bank ("FHLB") and other borrowings rather than fully reinvesting these proceeds in other securities.

The following table summarizes the loan portfolio by major categories.

LOANS (in thousands)	March 31, 2011	December 31, 2010	September 30, 2010	June 30, 2010	March 31, 2010
Residential loans					
Residential 1-4 family	$ 916,146	$ 887,924	$ 836,644	$ 810,180	$ 778,747
Residential construction	20,311	15,639	14,436	12,016	16,926
Residential land	48,955	53,772	56,344	57,977	61,893
Total residential loans	985,412	957,335	907,424	880,173	857,566
Commercial loans					
Commercial business	91,005	91,129	92,650	111,826	115,417
Commercial real estate	570,300	590,816	598,547	593,894	593,128
Commercial construction	22,269	23,895	28,449	40,102	60,561
Commercial land	119,326	133,899	143,366	164,671	188,838
Total commercial loans	802,900	839,739	863,012	910,493	957,944
Consumer loans					
Home equity	387,957	396,010	397,632	404,140	406,872
Manufactured housing	270,694	269,555	269,857	264,815	256,193
Marine	59,428	62,830	65,901	68,393	70,506
Other consumer	53,454	57,898	60,522	62,805	63,134
Total consumer loans	771,533	786,293	793,912	800,153	796,705
Total loans	2,559,845	2,583,367	2,564,348	2,590,819	2,612,215
Less: Allowance for loan losses	85,138	88,349	86,871	86,945	82,731
Net loans	$ 2,474,707	$ 2,495,018	$ 2,477,477	$ 2,503,874	$ 2,529,484

Total loans at March 31, 2011 were down slightly from December 31, 2010 and declined $52.4 million or 2.0% from March 31, 2010. Residential 1-4 family loans increased as the result of retaining certain originations in the loan portfolio as opposed to selling all in the secondary market. Residential construction loans increased due to advances on existing projects. These increases in outstandings were offset by declines in most other loan categories. The decline in total loans was primarily the result of lower loan demand from creditworthy borrowers, charge-offs, and transfers of nonperforming loans to other real estate owned ("OREO"), as well as paydowns due to normal borrower activity.

Loan originations and renewals totaled $135.6 million during the three months ended March 31, 2011, compared with $199.7 million in the linked quarter and $106.4 million during the same quarter last year. The decline from the prior quarter was primarily the result of lower residential mortgage originations due to increased interest rates and a seasonal low for home purchases during the first calendar quarter of each year.

The FDIC indemnification asset, net at March 31, 2011 totaled $61.1 million, a decrease of $7.2 million or 10.5% from December 31, 2010 and a decrease of $4.3 million or 6.6% from March 31, 2010. The decreases were primarily the result of receiving $8.4 million in claims reimbursement from the FDIC related to the 2009 FDIC-assisted acquisition of Cape Fear Bank. The reimbursement was partially offset by the normal accretion recorded to the indemnification asset.

Other assets totaled $112.2 million at March 31, 2011, an increase of $15.3 million or 15.8% over December 31, 2010 and an increase of $37.8 million or 50.7% over March 31, 2010. The increases were primarily the result of additional OREO properties and an increase in deferred tax assets associated with temporary timing differences.

Core deposits, which include checking, savings, and money market accounts, totaled $1.2 billion at March 31, 2011, an increase of $61.8 million or 5.6% over December 31, 2010 and an increase of $81.4 million or 7.5% over March 31, 2010. The increases were primarily the result of several marketing initiatives and campaigns during the last twelve months to attract and retain core deposits. Time deposits at March 31, 2011 totaled $1.2 billion, a decrease $126.6 million or 9.7% from December 31, 2010 and decrease $190.6 million or 14.0% from March 31, 2010. The decreases were primarily the result of a planned reduction in maturing high rate retail and wholesale time deposits.

Advances from the FHLB at March 31, 2011 totaled $561.5 million, an increase of $64.4 million or 13.0% over December 31, 2010 and an increase of $31.0 million or 5.8% over March 31, 2010. The increases were primarily the result of a shift in funding mix due to the planned reduction in high rate time deposits, partially offset by using cash flow from the investment securities and loan portfolios to paydown FHLB advances. First Financial maintains a strong liquidity position, with substantial on- and off-balance sheet liquidity sources and a stable funding base comprised of approximately 71% deposits, 19% borrowings, 9% equity, and 1% short-term liabilities. In addition, the holding company had approximately $30 million in cash and cash equivalents at March 31, 2011.

Shareholders' equity at March 31, 2011 totaled $311.5 million, essentially unchanged from December 31, 2010 and a decrease of $23.5 million or 7.0% from March 31, 2010. The decrease was primarily the result of net losses incurred during the last fiscal year. While First Financial is not currently required to report risk-based capital metrics at the holding company level, using March 31, 2011 data on a pro-forma basis, Tier 1 capital for the corporation is projected at $318.6 million and total risk-based capital is projected at 14.38%. First Federal's regulatory capital ratios continue to be above "well-capitalized" minimums, as evidenced by the key capital ratios and additional capital information presented in the following table.

| | | For the Quarter Ended | | | |
	March 31, 2011	December 31, 2010	September 30, 2010	June 30, 2010	March 31, 2010
First Financial:					
Equity to assets	9.43%	9.55%	9.58%	9.74%	9.91%
Tangible common equity to tangible assets (non-GAAP)	6.40	6.51	6.55	6.71	6.93
Book value per common share	$ 14.92	$ 15.15	$ 15.32	$ 15.66	$ 16.34
Tangible common book value per share (non-GAAP)	12.65	12.86	13.02	13.34	14.02
Dividends paid per common share, authorized	0.05	0.05	0.05	0.05	0.05
Common shares outstanding, end of period (000s)	16,527	16,527	16,527	16,527	16,527

	Regulatory Minimum for "Well-Capitalized"					
First Federal:						
Leverage capital ratio	4.00%	8.58%	8.58%	8.47%	8.46%	7.74%
Tier 1 risk-based capital ratio	6.00	11.51	11.42	11.27	11.19	9.83
Total risk-based capital ratio	10.00	12.78	12.69	12.55	12.46	11.10

Credit Quality

First Federal's loan portfolio is affected by numerous factors, including the economic environment in the markets it serves. First Federal carefully monitors its loans in an effort to identify and mitigate any potential credit quality issues and losses in a proactive manner. The following tables highlight several of the significant qualitative aspects of the loan portfolio to illustrate the overall level of quality and risk inherent in the portfolio.

DELINQUENT LOANS	March 31, 2011		December 31, 2010		September 30, 2010		June 30, 2010		March 31, 2010	
(30-89 days past due)		% of		% of		% of		% of		% of
(in thousands)	$	Portfolio	$	Portfolio	$	Portfolio	$	Portfolio	$	Portfolio
Residential loans										
Residential 1-4 family	$ 3,050	0.33%	$ 6,712	0.76%	$ 3,486	0.42%	$ 5,244	0.65%	$ 8,214	1.05%
Residential construction	---	---	---	---	---	---	---	---	---	---
Residential land	1,398	2.86	432	0.80	302	0.54	799	1.38	791	1.28
Total residential loans	4,448	0.45	7,144	0.75	3,788	0.42	6,043	0.69	9,005	1.05
Commercial loans										
Commercial business	1,618	1.78	3,476	3.81	2,140	2.31	2,355	2.11	4,315	3.74
Commercial real estate	9,322	1.63	10,600	1.79	8,920	1.49	7,441	1.25	13,381	2.26
Commercial construction	---	---	635	2.66	1,981	6.96	---	---	1,602	2.65
Commercial land	4,220	3.54	5,348	3.99	3,428	2.39	1,192	0.72	2,314	1.23
Total commercial loans	15,160	1.89	20,059	2.39	16,469	1.91	10,988	1.21	21,612	2.26
Consumer loans										
Home equity	3,550	0.92	4,355	1.10	4,625	1.16	4,661	1.15	4,477	1.10
Manufactured housing	2,491	0.92	4,043	1.50	3,207	1.19	2,992	1.13	3,806	1.49
Marine	296	0.50	707	1.13	462	0.70	425	0.62	981	1.39
Other consumer	592	1.11	905	1.56	1,765	2.92	527	0.84	594	0.94
Total consumer loans	6,929	0.90	10,010	1.27	10,059	1.27	8,605	1.08	9,858	1.24
Total delinquent loans	$ 26,537	1.04%	$ 37,213	1.44%	$ 30,316	1.18%	$ 25,636	0.99%	$ 40,475	1.55%

Total delinquent loans at March 31, 2011 decreased $10.7 million or 28.7% from the prior quarter. Total delinquent loans decreased as a result of $17.6 million that paid current, $12.1 million that migrated to nonperforming status, and $1.8 million that were charged-off during the quarter, partially offset by new delinquent loans at March 31, 2011. Some of the decrease in the delinquent consumer loan categories was related to seasonal fluctuations due to customers' receipt of tax refunds which generally occur during the first calendar quarter.

Total delinquent loans at March 31, 2011 also included $3.2 million in loans covered under a purchase and assumption "loss-share" agreement with the FDIC, as compared with $4.2 million at December 31, 2010.

	March 31, 2011		December 31, 2010		September 30, 2010		June 30, 2010		March 31, 2010	
NONPERFORMING ASSETS		% of		% of		% of		% of		% of
(in thousands)	$	Portfolio	$	Portfolio	$	Portfolio	$	Portfolio	$	Portfolio
Residential loans										
Residential 1-4 family	$ 23,663	2.58%	$ 20,371	2.29%	$ 17,350	2.07%	$ 17,898	2.21%	$ 13,763	1.77%
Residential construction	---	---	---	---	---	---	---	---	---	---
Residential land	3,604	7.36	4,997	9.29	4,872	8.65	5,527	9.53	5,922	9.57
Total residential loans	27,267	2.77	25,368	2.65	22,222	2.45	23,425	2.66	19,685	2.30
Commercial loans										
Commercial business	9,151	10.06	9,769	10.72	6,951	7.50	6,789	6.07	7,563	6.55
Commercial real estate	60,256	10.57	57,724	9.77	48,973	8.18	35,560	5.99	34,583	5.83
Commercial construction	4,074	18.29	4,484	18.77	5,704	20.05	5,738	14.31	7,127	11.77
Commercial land	40,740	34.14	43,824	32.73	46,109	32.16	50,269	30.53	55,719	29.51
Total commercial loans	114,221	14.23	115,801	13.79	107,737	12.48	98,356	10.80	104,992	10.96
Consumer loans										
Home equity	9,379	2.42	9,450	2.39	6,969	1.75	6,937	1.72	7,773	1.91
Manufactured housing	3,517	1.30	3,609	1.34	2,909	1.08	3,189	1.20	2,899	1.13
Marine	42	0.07	67	0.11	188	0.29	135	0.20	166	0.24
Other consumer	181	0.34	555	0.96	206	0.34	16	0.03	143	0.23
Total consumer loans	13,119	1.70	13,681	1.74	10,272	1.29	10,277	1.28	10,981	1.38
Total nonaccrual loans	154,607	6.04	154,850	5.99	140,231	5.47	132,058	5.10	135,658	5.19
Loans 90+ days still accruing	109		204		175		170		104	
Restructured Loans, still accruing	1,550		1,578		750		---		---	
Total nonperforming loans	156,266	6.10%	156,632	6.06%	141,156	5.51%	132,228	5.10%	135,762	5.20%
Other repossessed assets acquired	25,986		19,660		11,950		12,543		11,957	
Total nonperfoming assets	$182,252		$176,292		$153,106		$144,771		$147,719	

Total nonperforming loans at March 31, 2011 were essentially unchanged from December 31, 2010 as decreases in loans which were nonperforming at December 31, 2010 were substantially offset by new nonperforming loans at March 31, 2011. Nonperforming inflows included $15.8 million in loans that were determined to be impaired and moved to nonperforming status prior to becoming 90 days past due and several large loans migrating from delinquent status. These loans were primarily in the commercial real estate, commercial land, and residential 1-4 family loan categories. Nonperforming outflows included $13.9 million of charged-off loans, $9.0 million transferred to OREO and several loan payoffs. Other repossessed assets increased by $6.3 million as new foreclosed properties exceeded sales during the period. The first calendar quarter is generally slower for residential real estate sales than later in the year.

The nonperforming loans at March 31, 2011 included $16.2 million in loans covered under a purchase and assumption "loss-share" agreement with the FDIC, as compared with $13.7 million at December 31, 2010.

NET CHARGE-OFFS (in thousands)	March 31, 2011 $	% of Portfolio*	December 31, 2010 $	% of Portfolio*	September 30, 2010 $	% of Portfolio*	June 30, 2010 $	% of Portfolio*	March 31, 2010 $	% of Portfolio*
Residential loans										
Residential 1-4 family	$ 976	0.43%	$ 612	0.28%	$ 2,311	1.12%	$ 1,673	0.84%	$ 2,715	1.40%
Residential construction	---	---	---	---	---	---	---	---	---	---
Residential land	620	4.83	735	5.34	1,297	9.08	975	6.51	1,127	7.07
Total residential loans	1,596	0.65	1,347	0.58	3,608	1.61	2,648	1.22	3,842	1.80
Commercial loans										
Commercial business	1,829	8.00	264	1.15	1,789	7.00	3,868	13.62	1,656	5.54
Commercial real estate	2,195	1.51	237	0.16	3,402	2.28	5,267	3.55	8,085	5.46
Commercial construction	(3)	(0.05)	314	4.80	270	3.15	2,051	16.30	1,094	6.71
Commercial land	4,824	14.94	2,127	6.14	4,175	10.84	12,165	27.53	17,017	33.79
Total commercial loans	8,845	4.28	2,942	1.38	9,636	4.35	23,351	10.00	27,852	11.38
Consumer loans										
Home equity	3,368	3.43	2,974	3.00	2,669	2.66	4,379	4.32	3,017	2.97
Manufactured housing	1,172	1.74	834	1.24	1,145	1.71	950	1.46	638	1.01
Marine	258	1.69	184	1.14	195	1.16	401	2.31	621	3.45
Other consumer	647	4.66	724	4.89	399	2.59	430	2.73	748	4.60
Total consumer loans	5,445	2.80	4,716	2.39	4,408	2.21	6,160	3.09	5,024	2.52
Total net charge-offs	$ 15,886	2.45%	$ 9,005	1.39%	$ 17,652	2.73%	$ 32,159	4.94%	$ 36,718	5.57%

*Represents an annualized rate

The increase in net charge-offs for the quarter ended March 31, 2011 over the prior quarter was primarily the result of six large loans totaling $5.3 million as First Federal continues to work toward resolution of nonperforming loans.

The allowance for loan losses totaled $85.1 million or 3.33% of total loans at March 31, 2011, compared with $88.3 million or 3.42% of total loans at December 31, 2010 and $82.7 million or 3.17% of total loans at March 31, 2010. The decrease from December 31, 2010 was primarily the result of loans charged-off during the current quarter which were specifically reserved at December 31, 2010, total classified loans stabilizing and a decrease in the total loan portfolio. Total criticized and classified loans declined $6.2 million to $329.8 million at March 31, 2011. The increase in the allowance for loan losses over March 31, 2010 was primarily the result of higher levels of nonperforming loans, evaluating the fair value of the underlying collateral supporting these loans, and higher loss migration rates.

Quarterly Results of Operations

First Financial reported a net loss of $(430) thousand for the three months ended March 31, 2011, compared with net income (loss) of $1.2 million for the three months ended December 31, 2010 and $(19.1) million for the three months ended March 31, 2010. Total revenue, which consists of net interest income and noninterest income, totaled $47.5 million for the three months ended March 31, 2011, compared with $46.1 million for the three months ended December 31, 2010 and $47.9 million for the three months ended March 31, 2010. Pre-tax, pre-provision earnings decreased to $11.9 million for the quarter ended March 31, 2011, compared with $12.3 million and $14.6 million for the quarters ended December 31, 2010 and March 31, 2010, respectively. The decreases in pre-tax, pre-provision earnings were primarily the result of lower net interest income. The changes in the key components of net income are discussed below.

Net interest income

Net interest margin, on a fully tax-equivalent basis, was 3.83% for both the quarters ended March 31, 2011 and December 31, 2010, compared with 3.95% for the same quarter last year. The decline from the same quarter last year was primarily the result of the reduction in the yield on assets exceeding the decline in cost of funds. First Financial continues to reprice deposits as market competition will support, and earning assets continue to reprice and be replaced with lower yielding assets due to the current low interest rate environment.

Net interest income for the quarter ended March 31, 2011 was $29.3 million, a decrease of $1.0 million or 3.2% from the prior quarter and a decrease of $2.2 million or 7.0% from the same quarter last year. The decreases from both prior periods was primarily the result of a decline in average earning assets due to lower loan demand from creditworthy borrowers and loan charge-offs, as well as using cash flow from investment securities to fund maturing deposits or paydown borrowings rather than being fully reinvested.

Provision for loan losses

After determining what First Financial believes is an adequate allowance for loan losses based on the estimated risk inherent in the loan portfolio, the provision for loan losses is calculated based on the net effect of the change in the allowance for loan losses and net charge-offs. The provision for loan losses was $12.7 million for the quarter ended March 31, 2011, compared with $10.5 million for the linked quarter and $45.9 million for the same quarter last year. The increase over the linked quarter was primarily the result of $6.9 million in additional net charge-offs. However, a majority of the charge-offs had been specifically reserved, thus there was no need to replenish the allowance for those charged-off loans. The decrease from the same period of fiscal 2010 was primarily the result of lower net charge-offs and some stabilization in the level of classified loans at March 31, 2011.

Noninterest income

Noninterest income totaled $18.2 million for the quarter ended March 31, 2011, an increase of $2.4 million or 14.9% over the prior quarter and an increase of $1.8 million or 11.2% over the same quarter last year. The increase over the prior quarter was primarily the result of higher net securities gains totaling $1.8 million, related to a $1.4 million gain on the sale of one security, partially offset by credit-related other-than-temporary-impairments ("OTTI") which were lower than the prior quarter. Additionally, insurance revenues increased $1.7 million over the prior quarter related to the timing of seasonal renewals and the receipt of contingent commissions in the first calendar quarter. These increases were partially offset by lower mortgage and other loan income of $1.5 million, which was primarily the result of a reduction in the volume and pricing on the loans sold during the current quarter, combined with reductions in other loan income and late charges.

The increase over the same quarter last year was primarily the result of higher net securities gains ($3.1 million), partially offset by lower mortgage and other loan income ($1.0 million) and insurance revenue ($528 thousand). The variances in net securities gains and mortgage and other loan income were the result of the items discussed above. The decrease in insurance revenue was primarily the result of current economic market conditions and an increase in customer loss claims, which adversely affect contingent performance-based premiums received during the current quarter.

Noninterest expense

Noninterest expense totaled $35.6 million for the quarter ended March 31, 2011, an increase of $1.8 million or 5.2% over the linked quarter and an increase of $2.3 million or 6.8% over the same quarter last year. The increase over the linked quarter was primarily the result of higher salaries and employee benefits ($2.1 million), advertising and marketing ($422 thousand), and FDIC insurance and regulatory fees ($304 thousand), partially offset by lower OREO expenses ($1.2 million). There were no significant new hires or new benefit plans implemented during the current quarter. The increase in salaries and employee benefits was related to compensation agreements entered into during the quarter, which are not expected to recur. The increase in advertising and marketing was related to a refresh of the First Federal brand and new television campaigns. The increase in FDIC insurance and regulatory fees was the result of the phased-in rate increase associated with the three-year FDIC premium prepayment which was made in December 2009. The decrease in OREO expenses was a result of several factors including lower writedowns on properties due to some stabilization of real estate values during the current quarter, fewer sales of properties during the quarter, and a reclassification of $1.3 million for OREO valuation adjustments and expense reimbursements on foreclosed properties from the former Cape Fear Bank that were eligible for claims to the FDIC through the loss-share agreement.

The increase over the same quarter last year was primarily the result of higher salaries and employee benefits ($2.7 million), professional services ($476 thousand), and other loan expense ($347 thousand), partially offset by lower OREO expenses ($1.9 million). In addition to the compensation agreements discussed above, salaries and employee benefits increased over the same quarter last year due to new positions added during 2010 in wealth management, correspondent lending, mortgage originations, operations and administrative areas. The increase in professional services was primarily the result of utilizing outsourced services related to the implementation of several strategic initiatives. The increase in other loan expense was primarily the result of foreclosure-related expenses. The decrease in OREO expenses was primarily the result of the factors discussed above.

Year-to-Date Results of Operations

For the six months ended March 31, 2011, First Financial recorded net income of $737 thousand, compared with a net loss of $(23.6) million for the same period of fiscal 2010. For the first six months of fiscal 2011, net interest income totaled $59.6 million, a decrease of $4.8 million or 7.5% from the same period of fiscal 2010. The decreases were primarily the result of the lower net interest margin, combined with a decrease in average earning assets. The decreases in average earning assets were primarily the result of a decline in loan balances due to lower loan demand from creditworthy borrowers and loan charge-offs, as well as using cash flow from investment securities to fund maturing deposits or paydown borrowings rather than being fully reinvested. For the six months ended March 31, 2011, net interest margin was 3.83%, compared with 3.96% for the same period of fiscal 2010.

For the six months ended March 31, 2011, the provision for loan losses was $23.2 million, compared with $71.2 million for the same period of fiscal 2010. The decrease was primarily the result of lower net charge-offs and some stabilization in the level of classified loans during the current fiscal year.

For the six months ended March 31, 2011, noninterest income was $34.0 million, compared with $33.5 million for the same period of fiscal 2010. The increase was primarily the result of higher net securities gains of $3.1 million as the OTTI charges on investment securities were considerably less in the current fiscal year. The increase was partially offset by lower other income ($1.4 million), mortgage and other loan income ($790 thousand), and insurance revenue ($666 thousand). The variances in mortgage and other loan income and insurance revenue were the result of the items discussed above in the quarterly results analysis. The decrease in other income is due to a $1.2 million gain on the donation of a branch location recorded during the first fiscal quarter of 2010.

For the six months ended March 31, 2011, noninterest expense totaled $69.4 million, an increase of $3.5 million or 5.3% over the same period of fiscal 2010. The increase was primarily the result of higher salaries and employee benefits ($4.2 million), professional services ($1.3 million), and other loan expense ($703 thousand), partially offset by lower OREO expenses ($2.2 million) and other expense ($832 thousand). The decrease in other expense was primarily the result of a $1.2 million contribution in conjunction with the donation of a branch location recorded during the first fiscal quarter of 2010. The variances in the other categories were the result of the factors discussed above in the quarterly results analysis.

Cash Dividend Declared

On April 28, 2011, First Financial's Board of Directors declared a quarterly cash dividend of $0.05 per share. The dividend is payable on May 27, 2011 to shareholders of record as of May 13, 2011.

Conference Call

R. Wayne Hall, president and CEO; Blaise B. Bettendorf, EVP and CFO; and Joseph W. Amy, EVP and CCO; will review the quarter's results in a conference call at 9:00 am (ET), April 29, 2011. The live audio webcast is available on First Financial's website at www.firstfinancialholdings.com and will be available for 90 days.

About First Financial

First Financial Holdings, Inc. ("First Financial", NASDAQ: FFCH) is a premier financial services provider offering integrated financial solutions, including personal, business, wealth management, and insurance. First Financial serves individuals and businesses throughout coastal South Carolina, as well as the Florence, Columbia, and upstate regions of South Carolina and Burlington, and Wilmington, North Carolina. First Financial subsidiaries include: First Federal Savings and Loan Association of Charleston ("First Federal"); First Southeast Insurance Services, Inc., an insurance agency; Kimbrell Insurance Group, Inc., a managing general insurance agency; First Southeast 401(k) Fiduciaries, Inc., a registered investment advisor; and First Southeast Investor Services, Inc., a registered broker-dealer. First Federal is the largest financial institution headquartered in the Charleston, South Carolina metropolitan area and the third largest financial institution headquartered in South Carolina, based on asset size. Additional information about First Financial is available at www.firstfinancialholdings.com.

Non-GAAP Financial Information

In addition to results presented in accordance with U.S. generally accepted accounting principles ("GAAP"), this press release includes non-GAAP financial measures such as the efficiency ratio, the tangible common equity to tangible assets ratio, tangible common book value per share, and pre-tax pre-provision earnings. First Financial believes these non-GAAP financial measures provide additional information that is useful to investors in understanding its underlying performance, business, and performance trends and such measures help facilitate performance comparisons with others in the banking industry. Non-GAAP measures have inherent limitations, are not required to be uniformly applied, and are not audited. Readers should be aware of these limitations and should be cautious to their use of such measures. To mitigate these limitations, First Financial has procedures in place to ensure that these measures are calculated using the appropriate GAAP or regulatory components in their entirety and to ensure that its performance is properly reflected to facilitate consistent period-to-period comparisons.   Although management believes the above non-GAAP financial measures enhance investors' understanding of First Financial's business and performance, these non-GAAP measures should not be considered in isolation, or as a substitute for GAAP basis financial measures.

In accordance with industry standards, certain designated net interest income amounts are presented on a taxable equivalent basis, including the calculation used in the efficiency ratio.

First Financial believes the exclusion of goodwill and other intangible assets facilitates the comparison of results for ongoing business operations. The tangible common equity ("TCE") ratio and tangible common book value per share ("TBV") have become a focus of some investors, analysts and banking regulators. Management believes these measures may assist in analyzing First Financial's capital position absent the effects of intangible assets and preferred stock. Because TCE and TBV are not formally defined by GAAP or codified in the federal banking regulations, these measures are considered to be non-GAAP financial measures. However, analysts and banking regulators may assess First Financial's capital adequacy using TCE or TBV, therefore, management believes that it is useful to provide investors the ability to assess its capital adequacy on the same basis.

First Financial believes that pre-tax, pre-provision earnings are a useful measure in assessing its core operating performance, particularly during times of economic stress. This measurement, as defined by management, represents total revenue (net interest income plus noninterest income) less noninterest expense. As recent results for the banking industry demonstrate, credit writedowns, loan charge-offs, and related provisions for loan losses can vary significantly from period to period, making a measure that helps isolate the impact of credit costs on profitability important to investors.

Refer to the Selected Financial Information table and the Non-GAAP Reconciliation table later in this release for additional information.

Forward-Looking Statements

Statements in this release that are not statements of historical fact, including without limitation, statements that include terms such as "believes," "expects," "anticipates," "estimates," "forecasts," "intends," "plans," "targets," "potentially," "probably," "projects," "outlook," or similar expressions or future conditional verbs such as "may," "will," "should," "would," or "could" constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements regarding First Financial's future financial and operating results, plans, objectives, expectations and intentions involve risks and uncertainties, many of which are beyond First Financial's control or are subject to change. No forward-looking statement is a guarantee of future performance and actual results could differ materially. Factors that could cause or contribute to such differences include, but are not limited to, the general business environment, general economic conditions nationally and in the States of North and South Carolina, interest rates, the North and South Carolina real estate markets, the demand for mortgage loans, the credit risk of lending activities, including changes in the level and trend of delinquent and nonperforming loans and charge-offs, changes in First Federal's allowance for loan losses and provision for loan losses that may be affected by deterioration in the housing and real estate markets; results of examinations by banking regulators, including the possibility that any such regulatory authority may, among other things, require First Federal to increase its reserve for loan losses, writedown assets, change First Financial's regulatory capital position or affect its ability to borrow funds or maintain or increase deposits, which could adversely affect liquidity and earnings; First Financial's ability to control operating costs and expenses, First Financial's ability to successfully integrate any assets, liabilities, customers, systems, and management personnel acquired or may in the future acquire into its operations and its ability to realize related revenue synergies and cost savings within expected time frames and any goodwill charges related thereto, competitive conditions between banks and non-bank financial services providers, and regulatory changes including the Dodd-Frank Wall Street Reform and Consumer Protection Act. Other risks are also detailed in First Financial's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and current reports on Form 8-K filings with the Securities and Exchange Commission ("SEC"), which are available at the SEC's website www.sec.gov. Other factors not currently anticipated may also materially and adversely affect First Financial's results of operations, financial position, and cash flows. There can be no assurance that future results will meet expectations. While First Financial believes that the forward-looking statements in this release are reasonable, the reader should not place undue reliance on any forward-looking statement. In addition, these statements speak only as of the date made. First Financial does not undertake, and expressly disclaims any obligation to update or alter any statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

FIRST FINANCIAL HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS (Unaudited)

(in thousands)	March 31, 2011	December 31, 2010	September 30, 2010	June 30, 2010	March 31, 2010
			(audited)		
ASSETS					
Cash and due from banks	$ 60,517	$ 48,290	$ 49,621	$ 53,428	$ 54,373
Interest-bearing deposits with banks	7,770	8,138	10,927	8,587	7,714
Total cash and cash equivalents	68,287	56,428	60,548	62,015	62,087
Investment securities:					
Securities available for sale, at fair value	383,229	372,277	407,976	413,617	446,414
Securities held to maturity, at amortized cost	21,962	21,948	22,529	22,512	22,496
Nonmarketable securities - FHLB stock	41,273	41,273	42,867	46,141	46,141
Total investment securities	446,464	435,498	473,372	482,270	515,051
Loans	2,559,845	2,583,367	2,564,348	2,590,819	2,612,215
Less: Allowance for loan losses	85,138	88,349	86,871	86,945	82,731
Net loans	2,474,707	2,495,018	2,477,477	2,503,874	2,529,484
Loans held for sale	19,467	28,528	28,400	15,030	12,681
Premises and equipment, net	82,223	82,847	83,413	83,529	83,417
Goodwill	28,260	28,260	28,260	28,260	28,024
Other intangible assets, net	9,278	9,515	9,754	9,997	10,228
FDIC indemnification asset, net	61,135	68,326	67,583	66,794	65,461
Other assets	112,191	96,918	94,208	72,575	74,434
Total assets	$ 3,302,012	$ 3,301,338	$ 3,323,015	$ 3,324,344	$ 3,380,867
LIABILITIES					
Deposits:					
Noninterest-bearing checking	$ 233,197	$ 222,023	$ 227,477	$ 227,245	$ 220,463
Interest-bearing checking	437,113	405,727	386,267	379,625	364,408
Savings and money market	501,924	482,717	506,957	505,057	506,010
Retail time deposits	893,064	991,253	999,374	984,366	972,311
Wholesale time deposits	279,482	307,892	294,988	367,365	390,838
Total deposits	2,344,780	2,409,612	2,415,063	2,463,658	2,454,030
Advances from FHLB	561,506	497,106	508,235	478,364	530,493
Other short-term borrowings	812	812	812	812	812
Long-term debt	46,392	46,392	46,392	46,392	46,392
Other liabilities	36,995	32,094	34,323	11,321	14,139
Total liabilities	2,990,485	2,986,016	3,004,825	3,000,547	3,045,866
SHAREHOLDERS' EQUITY					
Preferred stock	1	1	1	1	1
Common stock	215	215	215	215	215
Additional paid-in capital	195,361	195,090	194,767	195,175	194,821
Treasury stock, at cost	(103,563)	(103,563)	(103,563)	(103,563)	(103,563)
Retained earnings	219,088	221,304	221,920	224,871	238,708
Accumulated other comprehensive income	425	2,275	4,850	7,098	4,819
Total shareholders' equity	311,527	315,322	318,190	323,797	335,001
Total liabilities and shareholders' equity	$ 3,302,012	$ 3,301,338	$ 3,323,015	$ 3,324,344	$ 3,380,867

FIRST FINANCIAL HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

(in thousands, except share data)	Three Months Ended					Six Months Ended	
	March 31, 2011	December 31, 2010	September 30, 2010	June 30, 2010	March 31, 2010	March 31, 2011	March 31, 2010
INTEREST INCOME							
Interest and fees on loans	$ 34,844	$ 36,366	$ 36,752	$ 37,485	$ 38,267	$ 71,210	$ 78,285
Interest and dividends on investments	4,774	5,023	5,562	5,882	6,132	9,797	13,095
Other	573	695	810	914	1,017	1,268	2,136
Total interest income	40,191	42,084	43,124	44,281	45,416	82,275	93,516
INTEREST EXPENSE							
Interest on deposits	6,879	7,600	8,042	8,189	7,835	14,479	16,554
Interest on borrowed money	4,018	4,224	4,232	4,863	6,085	8,242	12,579
Total interest expense	10,897	11,824	12,274	13,052	13,920	22,721	29,133
NET INTEREST INCOME	29,294	30,260	30,850	31,229	31,496	59,554	64,383
Provision for loan losses	12,675	10,483	17,579	36,373	45,915	23,158	71,242
Net interest income (loss) after provision for loan losses	16,619	19,777	13,271	(5,144)	(14,419)	36,396	(6,859)
NONINTEREST INCOME							
Service charges on deposit accounts	6,381	6,278	6,446	6,645	6,183	12,659	12,484
Insurance	6,979	5,291	6,273	6,298	7,507	12,270	12,936
Mortgage and other loan income	1,117	2,636	4,382	2,469	2,104	3,753	4,543
Trust and plan administration	1,112	1,177	1,087	1,016	1,040	2,289	2,310
Brokerage fees	666	514	591	644	550	1,180	1,046
Other	643	476	510	1,944	797	1,119	2,493
Net securities gains (losses)	1,297	(534)	(230)	(311)	(1,818)	763	(2,312)
Total noninterest income	18,195	15,838	19,059	18,705	16,363	34,033	33,500
NONINTEREST EXPENSE							
Salaries and employee benefits	21,379	19,287	18,586	18,894	18,697	40,666	36,478
Occupancy costs	2,514	2,370	2,516	2,308	2,442	4,884	4,889
Furniture and equipment	2,098	2,003	2,373	2,256	2,052	4,101	4,191
Real estate owned expenses, net	40	1,254	2,723	925	1,915	1,294	3,475
FDIC insurance and regulatory fees	1,484	1,180	1,274	1,112	1,345	2,664	2,286
Professional services	1,335	1,567	1,081	1,454	859	2,902	1,625
Advertising and marketing	1,034	612	951	707	821	1,646	1,608
Other loan expense	750	773	514	335	403	1,523	820
Intangible asset amortization	237	239	243	231	243	476	485
Other expense	4,694	4,507	4,456	4,881	4,519	9,201	10,033
Total noninterest expense	35,565	33,792	34,717	33,103	33,296	69,357	65,890
(Loss) Income before income taxes	(751)	1,823	(2,387)	(19,542)	(31,352)	1,072	(39,249)
Income tax (benefit) expense	(321)	656	(1,215)	(7,513)	(12,296)	335	(15,660)
NET (LOSS) INCOME	$ (430)	$ 1,167	$ (1,172)	$ (12,029)	$ (19,056)	$ 737	$ (23,589)
Preferred stock dividends	812	813	813	813	813	1,625	1,626
Accretion on preferred stock discount	147	144	142	140	138	291	274
NET (LOSS) INCOME AVAILABLE TO COMMON SHAREHOLDERS	$ (1,389)	$ 210	$ (2,127)	$ (12,982)	$ (20,007)	$ (1,179)	$ (25,489)
Net (loss) income per common share:							
Basic	$ (0.08)	$ 0.01	$ (0.13)	$ (0.79)	$ (1.21)	$ (0.07)	$ (1.54)
Diluted	$ (0.08)	$ 0.01	$ (0.13)	$ (0.79)	$ (1.21)	$ (0.07)	$ (1.54)
Average common shares outstanding:							
Basic	16,527	16,527	16,527	16,527	16,526	16,527	16,495
Diluted	16,527	16,529	16,527	16,527	16,526	16,527	16,495

FIRST FINANCIAL HOLDINGS, INC.
SELECTED FINANCIAL INFORMATION (Unaudited)

(in thousands, except ratios)	For the Quarter Ended March 31, 2011	December 31, 2010	September 30, 2010	June 30, 2010	March 31, 2010
Average for the Quarter					
Total assets	$ 3,310,796	$ 3,323,825	$ 3,316,098	$ 3,358,635	$ 3,429,172
Investment securities	435,568	453,666	457,363	494,171	531,571
Loans (1)	2,590,383	2,585,589	2,582,361	2,606,284	2,635,253
Allowance for loan losses	88,086	87,605	86,994	84,665	76,938
Deposits	2,397,801	2,424,807	2,450,148	2,466,284	2,334,035
Borrowings	555,630	543,039	519,619	547,729	739,502
Shareholders' equity	313,663	318,202	321,379	330,829	346,194
Performance Metrics					
Return on average assets	(0.02)%	0.04%	(0.14)%	(1.43)%	(2.22)%
Return on average shareholders' equity	(0.24)	0.37	(1.46)	(14.54)	(22.02)
Net interest margin (FTE) (2)	3.83	3.83	3.92	3.95	3.95
Efficiency ratio (non-GAAP)	76.75	72.22	69.04	65.69	66.83
Pre-tax pre-provision earnings (non-GAAP)	$ 11,924	$ 12,306	$ 15,192	$ 16,831	$ 14,563
Credit Quality Metrics					
Allowance for loan losses as a percent of loans	3.33%	3.42%	3.39%	3.36%	3.17%
Allowance for loan losses as a percent of nonperforming loans	54.48	56.41	61.54	65.75	60.94
Nonperforming loans as a percent of loans	6.10	6.06	5.51	5.10	5.20
Nonperforming assets as a percent of loans and other repossessed assets acquired	7.05	6.77	5.94	5.56	5.63
Nonperforming assets as a percent of total assets	5.52	5.34	4.61	4.35	4.37
Net loans charged-off as a percent of average loans (annualized)	2.45	1.39	2.73	4.94	5.57
Net loans charged-off	$ 15,886	$ 9,005	$ 17,652	$ 32,159	$ 36,718

(1) Average loans excludes loans held for sale .
(2) Net interest margin is presented on an annual basis, includes taxable equivalent adjustments to interest income and is based on a federal tax rate of 35%.

FIRST FINANCIAL HOLDINGS, INC.
Non-GAAP Reconciliation (Unaudited)

(in thousands, except per share data)	For the Quarter Ended March 31, 2011	December 31, 2010	September 30, 2010	June 30, 2010	March 31, 2010
Efficiency Ratio					
Net interest income (A)	$ 29,294	$ 30,260	$ 30,850	$ 31,229	$ 31,496
Taxable equivalent adjustment (B)	144	157	149	148	148
Noninterest income (C)	18,195	15,838	19,059	18,705	16,363
Net securities gains (losses) (D)	1,297	(534)	(230)	(311)	(1,818)
Noninterest expense (E)	35,565	33,792	34,717	33,103	33,296
Efficiency Ratio: E/(A+B+C-D) (non-GAAP)	76.75%	72.22%	69.04%	65.69%	66.83%
Tangible Assets and Tangible Common Equity					
Total assets	$ 3,302,012	$ 3,301,338	$ 3,323,015	$ 3,324,344	$ 3,380,867
Goodwill	(28,260)	(28,260)	(28,260)	(28,260)	(28,024)
Other intangible assets, net	(9,278)	(9,515)	(9,754)	(9,997)	(10,228)
Tangible assets (non-GAAP)	$ 3,264,474	$ 3,263,563	$ 3,285,001	$ 3,286,087	$ 3,342,615
Total shareholders' equity	$ 311,527	$ 315,322	$ 318,190	$ 323,797	$ 335,001
Preferred stock	(65,000)	(65,000)	(65,000)	(65,000)	(65,000)
Goodwill	(28,260)	(28,260)	(28,260)	(28,260)	(28,024)
Other intangible assets, net	(9,278)	(9,515)	(9,754)	(9,997)	(10,228)
Tangible common equity (non-GAAP)	$ 208,989	$ 212,547	$ 215,176	$ 220,540	$ 231,749
Shares outstanding, end of period (000s)	16,527	16,527	16,527	16,527	16,527
Tangible common equity to tangible assets (non-GAAP)	6.40%	6.51%	6.55%	6.71%	6.93%
Tangible common book value per share (non-GAAP)	$ 12.65	$ 12.86	$ 13.02	$ 13.34	$ 14.02
Pre-tax pre-provision earnings					
Income (loss) before income taxes	$ (751)	$ 1,823	$ (2,387)	$ (19,542)	$ (31,352)
Provision for loan losses	12,675	10,483	17,579	36,373	45,915
Pre-tax pre-provision earnings (non-GAAP)	$ 11,924	$ 12,306	$ 15,192	$ 16,831	$ 14,563